UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-40649

REE Automotive Ltd.

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Announcement of Commencement of Exchange Offer and Consent Solicitation

On August 25, 2022, REE Automotive Ltd., a public company incorporated under the laws of Israel, under registration number 51-455733-9 (the “Company”), issued a press release announcing that it has commenced an exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants to purchase Class A ordinary shares of the Company, without par value (the “Class A ordinary shares”), which trade on the Nasdaq Stock Market under the symbol “REEAW” (the “public warrants”) and (ii) related private placement warrants to purchase Class A ordinary shares (the “private placement warrants” and, together with the public warrants, the “warrants”). The warrants were assumed by the Company in connection with its business combination with 10X Capital Venture Acquisition Corp. on July 22, 2021. The Company is offering to all holders of the warrants the opportunity to receive 0.20 Class A ordinary shares in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the Offer. Pursuant to the Offer, the Company is offering up to an aggregate of 3,112,500 shares of its Class A ordinary shares in exchange for the warrants. Concurrently with the Offer, the Company is also soliciting consents from holders of the public warrants and the private placement warrants to amend the warrant agreement that governs all of the warrants (the “Warrant Agreement”) to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be converted into 0.18 Class A ordinary shares, which is a ratio 10% less than the exchange ratio applicable to the Offer (the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 50% of the number of the then outstanding public warrants and, solely with respect to any amendment to the terms of the private placement warrants or any provision of the Warrant Agreement with respect to the private placement warrants, the vote or written consent of at least 50% of the number of the then outstanding private placement warrants. The offering period will continue until Midnight (end of day), Eastern Standard Time, on September 22, 2022, or such later time and date to which the Company may extend, as described in the Company’s Schedule TO and Prospectus/Offer to Exchange (the “Expiration Date”). Tendered warrants may be withdrawn by holders at any time prior to the Expiration Date. The Offer and Consent Solicitation are being made pursuant to a Prospectus/Offer to Exchange dated August 25, 2022, and Schedule TO, dated August 25, 2022.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated August 25, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REE AUTOMOTIVE LTD.

Date: August 25, 2022	By:	/s/ David Goldberg
Name: David Goldberg
Title: Chief Financial Officer

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